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VIA EDGAR CORRESPONDENCE

June 14, 2024

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019

Dear Ms. Fettig:

We are writing in response to the comments that you provided on May 3, 2024 with respect to the registration statement and financial statements filed for a series of the Registrant (each, a “Fund” and together, the “Funds”) on Forms N-CSR and N-CEN for the fiscal year ended July 31, 2023.1 The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement and Forms N-CSR and N-CEN on its behalf. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

1.            Comment: Please explain how the “Net Change in Unrealized Appreciation (Depreciation)” column of the “Affiliated Issuer Transactions” table in the Schedule of Investments is tied to the Statements of Operations in accordance with Regulation S-X Rule 12-14, footnote 6.

Response: The “Change in unrealized appreciation (depreciation) on investments in affiliated securities” in the Statement of Operations is calculated by subtracting the unrealized appreciation (depreciation) on investments in affiliated securities at the end of the reporting period from the unrealized appreciation (depreciation) on investments in affiliated securities at the end of the previous reporting period. If a security is no longer considered an affiliate at the end of the reporting period, it is excluded from unrealized appreciation (depreciation) on investments in affiliated securities at the end of the reporting period resulting in a reversal of the security’s unrealized appreciation (depreciation) from the end of the previous reporting period in the “Change in unrealized appreciation (depreciation) on investments in affiliated securities.” The “Net Change in Unrealized Appreciation (Depreciation)” column of the “Affiliated Issuer Transaction” will disclose the change in unrealized appreciation (depreciation) of all affiliated securities during and at the end of the reporting period, including those that are no longer affiliates at the end of the reporting period.

2.           Comment: We note that there is a footnote stating that acquired fund fees and expenses are excluded from the “Other Expenses” row in the Fund Fees and Expenses tables for each the Funds. For future filings, please include a similar footnote in the financial statements, as applicable.

1 You reviewed the annual reports of the following Funds: (1) ARK Genomic Revolution ETF, (2) ARK Autonomous Technology & Robotics ETF, (3) ARK Innovation ETF, (4) ARK Next Generation Internet ETF, (5) ARK Fintech Innovation ETF, (6) ARK Space Exploration & Innovation ETF, (7) The 3D Printing ETF, and (8) ARK Israel Innovative Technology ETF.

Response: We will include the referenced acquired fund fees and expenses footnote in the financial statements of future filings.

3.          Comment: Please supplementally confirm that the Registrant will make all changes previously agreed to in prior response letters to future registration statement filings.

Response: We supplementally confirm that all changes previously agreed to in prior response letters will be made in the Registrant’s future registration statement filings.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai